Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

February 5, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

Re: Coursera, Inc.

Draft Registration Statement on Form S-1

Submitted January 7, 2021

CIK No. 0001651562

Ladies and Gentlemen:

On behalf of Coursera, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated February 3, 2021 (the “Comment Letter”), relating to the Registrant’s Draft Registration Statement on Form S-1, confidentially submitted on January 7, 2021 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. Four copies of the Amended DRS marked to show all changes from the Draft Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

U.S. Securities and Exchange Commission

February 5, 2021

Draft Registration Statement on Form S-1 Submitted January 7, 2021

Prospectus Summary, page 1

1.

Please define your reference to “organizations” and clarify whether these are customers in the Enterprise segment. We note your disclosure elsewhere that the increase in usage was due partly to an increase in the number of large Enterprise customers. To the extent material, please quantify the number of large Enterprise customers for each period presented.

Response: The requested disclosure has been added in “Prospectus Summary” to clarify that “organizations” refers to Coursera for Business customers in the Registrant’s enterprise segment. The Registrant supplementally notes that the use of the term “large” was not intended to convey a specific threshold or category of Enterprise customers and that it does not track these customers as such. In response to the Staff’s comment, the reference to “large” Enterprise customers has been revised to refer to Enterprise customers generally.

2.

Please define “learners” and “registered learners” and provide more details as to how you determine whether these learners are active or have recently been engaged with your platform. Disclose the percentage of the registered learners who are paying customers.

Response: Disclosure has been added in “Prospectus Summary” to clarify how the Registrant defines “learners” and “registered learners” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Business Metrics and Non-GAAP Financial Measures – Key Business Metrics” to disclose the number of registered learners who have paid for a course or offering on the Registrant’s platform. The Registrant supplementally advises the Staff that it measures active engagement by registered learners based on enrolling in a course, visiting the platform, or opening an email; however, the Registrant does not generally report such data externally.

U.S. Securities and Exchange Commission

February 5, 2021

Risk Factors

Our amended and restated charter that will be in effect upon the closing of this offering will designate the Court of Chancery …, page 53

3.

Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The requested disclosure has been added in referenced risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Business Model

Enterprise, page 67

4.

We note on page 23 that you may offer Enterprise customer subscriptions with more favorable pricing terms in exchange for larger total contract values or longer contract terms. We also note on page F-12 that Degrees revenue is dependent on the number of learners enrolled and the tuition charged by the university partners. Please expand MD&A to discuss any trends in your Enterprise subscriptions, such as changes in average number of seats per subscription or price per seat for these subscriptions or tell us why you believe such information is not important for an understanding of your business trends.

Response: The Registrant notes that disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Business Metrics and Non-GAAP Financial Measures – Key Business Metrics” to provide a discussion of trends in the Registrant’s Enterprise business.

Our Attractive Cohort Characteristics, page 69

5.	Please provide a Y-axis description with measurements for your “Enterprise ARR by Enterprise Cohort” graph on page 70.

Response: The requested revision has been made to provide a Y-axis description for the “Enterprise ARR by Enterprise Cohort” graph.

U.S. Securities and Exchange Commission

February 5, 2021

Comparison of the Years Ended December 31, 2019 and 2020, page 77

6.

We note on page 74 that you do not incur content costs for Degrees revenue but that you incur content costs for Consumer and Enterprise revenues. Please disclose and discuss content costs for Consumer and Enterprise revenues, as content costs as a percentage of revenues differ for the Consumer and Enterprise revenues.

Response: The requested disclosure regarding content costs for Consumer and Enterprise revenue has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Comparison of the Years Ended December 31, 2019 and 2020 – Cost of Revenue, Gross Profit and Gross Margin.”

Business

Our Solution: A Platform for Delivering World-Class Learning at Scale, page 92

7.

Please provide more detail regarding your University Partners and clarify the size and scope of the course offerings they offer in your Consumer and Enterprise segments. Please clarify whether they comprise of a material amount of revenue for each of these segments compared to the Industry Partners. Further, please clarify whether any University or Industry Partner generates a material amount of your online course offering revenue, or if you have a concentration of revenue in any particular types of courses.

Response: The Registrant respectfully submits that it has provided disclosure regarding the size and scope of the course offerings by its university partners in the Amended DRS, including on pages 81, 110, 111, and 112 of the Amended DRS. The Registrant supplementally notes that its university partners account for the majority of revenue in the Consumer and Enterprise segments relative to industry partners. The Registrant further notes that no university or industry partner generates a material portion of the Registrant’s revenue and that the Registrant does not have a concentration of revenue in any particular course category.

8.

In light of the large number of new University Partners that offered online courses through your platform during the pandemic, often for free, please clarify any trends as to whether these new partnerships have generated significant revenues or trends related to converting new free users into paid users. Further, please clarify whether you have experienced significant turnover among your University and Industry Partners in recent periods.

U.S. Securities and Exchange Commission

February 5, 2021

Response: The Registrant respectfully clarifies that the colleges and universities that launched online learning programs through the Coursera Campus Response Initiative were customers of the Registrant’s Enterprise offering, rather than university partners. Accordingly, these colleges and universities did not offer their own courses through the Registrant’s platform but were able to make the Registrant’s course catalog available to their students. The initiative ended in September 2020. As only a few months have elapsed since the initiative ended, the Registrant respectfully notes that it has not yet observed, and does not believe it has sufficient visibility as to, any meaningful trends to date, including with respect to revenue or conversion of free users to paid users. The Registrant confirms that if and to the extent it observes any meaningful trends in this regard, it will provide additional disclosure at such time. In response to the Staff’s comment, disclosure has been added to clarify that the Registrant has experienced minimal turnover among its university and industry partners in recent periods.

Management, page 111

9.

We note that your current certificate of incorporation provides separate class voting rights for your preferred stockholders and your common stockholders. It appears that the preferred stockholders have the right to elect 2 directors; common stockholders have the right to elect 1 director; and preferred stockholders, voting on an as-converted basis, and common stockholders elect the remaining directors voting as a single class. Please clarify how the composition of your current board was elected, including which directors were chosen by the preferred stockholder and the common stockholder separate class votes. Further, please advise us whether any Series F-1 Preferred Stock was issued, which do not appear to have board voting rights.

Response: The requested disclosure has been added under “Management – Board Composition.” The Registrant notes that the provisions regarding separate class voting rights will cease to be in effect upon completion of the offering. The Registrant further supplementally confirms that the Series F-1 Preferred Stock was subsequently converted into Series F Preferred Stock and that the Series F-1 did not have any board voting rights.

10.

Please provide more detail about the business and operations of Deeplearning AI Corp. and its affiliates. We note that Deeplearning is an Industry Partner and owned by Chairman Andrew Ng. Please clarify if there any material conflicts with its business model with those of Coursera, including Deeplearning affiliates such as Worksera. Consider adding a risk factor that discusses these conflicts and others such as identification of business opportunities by your directors that are affiliated with venture capital or private equity fund groups given your growth strategy includes acquisitions.

U.S. Securities and Exchange Commission

February 5, 2021

Response: In response to the Staff’s comment, disclosure has been added under “Management – Non-Employee Directors – Andrew Y. Ng” and under “Certain Relationships and Related Party Transactions – Online Course Hosting & Services Agreement with Deeplearning.AI” to provide additional detail regarding Deeplearning.AI and its affiliates, and to clarify that the Registrant does not believe there are any material conflicts with its business model and those of Deeplearning.AI and its affiliates. Specifically, the Registrant notes that DeepLearning.AI develops artificial intelligence education courses and that Workera provides data, AI, and machine learning skills assessment tools. As DeepLearning.AI distributes its courses through Coursera and given the nature of Workera’s business, the Registrant does not view their businesses to be in conflict with that of the Registrant.

In response to the Staff’s comment, a risk factor has been added under the heading “Our directors may encounter conflicts of interest involving us and other entities with which they may be affiliated, including matters that involve corporate opportunities” to discuss potential conflicts of interest in connection with business opportunities presented to directors that are affiliated with venture capital or private equity fund groups, including with respect to the Registrant’s acquisition growth strategy.

Executive Compensation, page 121

11.

With respect to your description of the Equity Awards Acceleration Terms for Messrs. Maggioncalda and Hahn, please clarify the requirements needed for the 100% double- trigger acceleration to occur. In particular, please clarify whether in addition to a change in control, the executive officers must be terminated without cause.

Response: Disclosure has been added under “Executive Compensation – Potential Payments upon Termination or Change in Control – Equity Award Acceleration Terms” to clarify the requirements needed for the double-trigger acceleration to occur.

U.S. Securities and Exchange Commission

February 5, 2021

Certain Relationships and Related Party Transactions, page 137

12.

It appears the registration rights pursuant to the Amended and Restated Investors’ Rights Agreement survives the IPO. Please file the Amended and Restated Investors’ Rights Agreement as an exhibit or advise us why it is not material under Item 601(b) of Regulation S-K.

Response: The Registrant confirms that the Amended and Restated Investors’ Rights Agreement is being submitted herewith as Exhibit 10.21 to the Amended DRS.

13.

Your consulting agreement with Mr. Andrew W. Ng provides for a yearly $1 payment, along with continued scheduled vesting under the Stock Restriction Agreement. Please briefly describe the material terms of the Stock Restriction Agreement as it pertains to Mr. Ng and quantify the number and value of the equity awards that have vested since January 1, 2018 under your consulting agreement.

Response: Disclosure has been added under “Certain Relationships and Related Party Transactions” to describe the material terms of Dr. Ng’s Stock Restriction Award. The Registrant supplementally notes that no equity awards have vested since January 1, 2018 under the consulting agreement. In response to the Staff’s comment, disclosure has also been added to provide additional detail regarding such equity awards and to clarify that all shares were vested as of December 2015.

Principal and Selling Stockholders, page 141

14.	Please disclose the natural person(s) that hold investment and/or voting power over the shares beneficially owned by G Squared and its affiliated funds.

Response: Disclosure has been added in the corresponding footnote under “Principal and Selling Stockholders” to disclose the natural person that holds investment and/or voting power over the shares beneficially owned by G Squared and its affiliated funds.

Description of Capital Stock, page 143

15.

Please briefly describe the requirements of the semi-annual report that assesses your public benefit performance, such as described in Section 366(b) of the Delaware General Corporation Law (“DGCL”) and Article 11.2 of your bylaws in Exhibit 3.4. Further, please clarify that your corporate governance documents do not require a periodic third- party certification described in Section 366(c)(3) of the DGCL.

Response: The requested disclosure has been added under “Description of Capital Stock – Public Benefit Corporation Status” to describe the requirements of the semi-annual report assessing public benefit performance and to clarify that the Registrant’s corporate governance documents do not require a periodic third-party certification described in Section 366(c)(3) of the DGCL.

U.S. Securities and Exchange Commission

February 5, 2021

16.

You reference that stockholders of a Delaware public benefit corporation may file a derivative lawsuit to enforce the public benefit provisions of your certificate if they collectively own at least 2% of your outstanding shares. However, we note that for shares listed on a national securities exchange, Section 367 of the DGCL allows such derivative suits to be brought by stockholders who own the lesser of (i) 2% of its total outstanding shares, or (ii) ownership of shares with a market value of $2 million or more on the date the action is instituted. Please revise where appropriate. If true, please also clarify that such derivate actions under Section 367 of the DGCL would be subject to your exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court.

Response: The referenced disclosure has been revised under “Risk Factors – Risks Related to Our Existence as a Public Benefit Corporation” and under “Description of Capital Stock – Public Benefit Corporation Status” in response to the Staff’s comment and to clarify that such derivative actions under Section 367 of the DGCL would be subject to the exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court.

Financial Statements

Note 8. Redeemable Convertible Preferred Stock, page F-22

17.

Disclose the conversion price and resulting conversion ratio applicable to each series of convertible preferred stock as of the most recent balance sheet date. With respect to each series, please explain to us your consideration of whether the preferred stock was issued with a beneficial conversion feature.

Response: The requested disclosure has been added to Note 8 of the consolidated financial statements to describe the conversion price and resulting conversion ratio applicable to each series of convertible preferred stock as of the most recent balance sheet date. The conversion price and resulting ratio has been the same as the original issue price and ratio for each share of Series A, Series B, Series C, Series D, and Series E preferred stock through December 31, 2019. At the time of each issuance of convertible preferred stock, the Registrant performed an analysis to determine the existence of a beneficial conversion feature. Convertible preferred stock has a beneficial conversion feature if the preferred stock is in the money on the commitment date, which the Registrant determined to mean that the effective conversion price of the preferred stock is less than the fair value of the common stock into which the preferred stock is convertible (i.e., the conversion feature has intrinsic value to the holder on the

U.S. Securities and Exchange Commission

February 5, 2021

commitment date). The commitment date, as defined in ASC 470-20-30-9 through 12, is the date on which agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms. The Registrant determined the commitment date for each series of preferred stock as the date of the Stock Purchase Agreement. No beneficial conversion feature was identified at the time of issuance of any of the preferred stock series as the conversion price was in excess of the then fair value of the Registrant’s common stock.

Note 9. Stockholders’ Deficit, page F-24

18.

Disclose the amount of the charge incurred upon the renegotiation of the terms of the common stock warrants and resolution of the dispute in December 2020, and advise us of the details of your accounting for it.

The Registrant supplementally advises the Staff that upon resolution of the dispute in December 2020, the Registrant issued 187,305 fully vested shares of common stock, which management determined had a fair value of $3,956,000. The Registrant did not record a charge upon the renegotiation of the terms of the common stock warrants and resolution of the dispute based on the accounting analysis below. The Registrant plans to add the following disclosure in its 2020 financial statements, to be filed by subsequent amendment.

“The Company did not record a charge to the consolidated income statement as a result of the resolution of the dispute as the value assigned to the settlement element was zero. The Company concluded that there would be significant expected future benefit to be obtained from the expansion of the educator partner’s content on its platform, and recorded the fair value of common stock issued (which was less than the expected fair value of the partners content to be made available on the Company’s platform) in the amount of $3,956 as an intangible content asset as of December 31, 2020 to be amortized over the estimated useful life of 5 years, commencing once the content is available on the Company’s platform.”

Concurrent with the resolution of the dispute through a settlement agreement, both parties entered into a separate agreement to include the educator partner’s learning content within the Registrant’s Enterprise catalog. The existing relationship between the parties had only permitted inclusion of the educator partner’s learning content within the Registrant’s consumer catalog. As a result, the Registrant identified two elements to the transaction, the first being the settlement of the dispute and the second the expansion of the extent to which the educator partner’s content is included in the Registrant’s content catalogs.

U.S. Securities and Exchange Commission

February 5, 2021

In determining how to allocate the consideration paid to the elements of the transaction, the Registrant considered a speech made by Eric West, Associate Chief Accountant in the SEC’s Office of the Chief Accountant at the 2007 AICPA National Conference on Current SEC and PCAOB Developments. In that speech, the Staff commented “To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual.”

The Registrant performed an analysis of the expected benefit to be realized from the inclusion of the educator partner’s content within the Enterprise catalog. This was based on a forecast of Enterprise segment gross profit over the next five years, a typical useful life used by market participants in the Registrant’s industry to amortize content related assets, using assumptions derived from historical transaction data with a comparable educator partner, in terms of revenue and type of content. The expected benefit exceeded the fair value of the common stock issued.

As there was no residual value after allocation of consideration to the content element, the settlement element was allocated zero consideration. From a qualitative perspective, management concluded this was an appropriate outcome on the basis of a legal assessment of the facts that led to the dispute and management’s intention to negotiate with the educator partner only in return for an expansion of the terms of their relationship with the Registrant.

As a result, management allocated the entire fair value of the consideration paid to the expected future benefit and recorded a content intangible asset. In accordance with ASC 350-30-35-2 through 6, the Registrant will amortize the content asset as a content cost within cost of revenue over five years, commencing once the content is available within the Enterprise catalog. A useful life of five years was determined, considering the useful lives of content assets used by other market participants and the type and subject matter of the content and other qualitative factors.

19.

We note on page F-26 that you recognized stock-based compensation expense of $6.2 million in connection with a tender offer. Please disclose the fair value of your common stock in June 2019 to support the amount of expense recorded. Also disclose and explain to us the facts and circumstances of this transaction including any relationships with the purchaser.

The Registrant respectfully advises the Staff that the fair value of common stock at the time of the June 2019 tender offer was $6.30 per share. The fair value was determined based on a contemporaneous 409A valuation report as of June 20, 2019. The Registrant will amend its existing disclosure and include the following within Note 9 of the consolidated financial statements:

U.S. Securities and Exchange Commission

February 5, 2021

“The Company accounted for the offering as compensatory and recognized $6,196 of stock-based compensation expense for the difference between the purchase price and the fair value of the Company’s common stock, which was $6.30 per share.”

In early 2019, the Registrant was approached by an existing investor (the “purchaser”) with a request to increase their equity position in the Company. As a result, the Registrant’s board of directors authorized the tender offer to facilitate this request, protect existing investors from further dilution and also provide liquidity for current and former employees. The tender offer was available to all then current employees and former employees. This followed a series of inquiries from employee stockholders looking to sell, and existing preferred stock investors (including the purchaser) looking to purchase the Registrant’s common stock. Prior to the tender offer, the purchaser held approximately 7% of the Registrant’s common stock (on a fully diluted common share equivalent basis). The purchaser has no representation on the Registrant’s board of directors. Management concluded that the purchaser’s holding meant it had a significant economic interest in the Registrant. There were no existing relationships or obligations between the purchaser and the participants in the tender offer that would indicate that the excess over fair market value was for purposes other than compensatory and therefore the Registrant recorded the excess of the fair value of the common shares sold in the tender offer as compensation expense.

20.

Regarding the private tender offer, explain to us why the purchaser was willing to pay a price in excess of fair value. Tell us if the purchaser had reasonable knowledge of the relevant facts concerning the Company’s operations and financial condition.

Response: The purchaser offered to pay $9.60 per share in cash for the common stock. The purchaser stated in the tender offer memorandum that they had determined the per share price to offer participants with reference to several factors, the primary basis being an approximate 20% discount from the recent round of Series E preferred stock financing (priced at $12.00 per Series E preferred share) that the Registrant had closed in April 2019. The purchaser had not participated in the Series E preferred stock financing but, as an existing investor, was aware of the terms. The purchaser had separately expressed interest in increasing its ownership in the Registrant, however, management did not want to further dilute existing stockholders.

U.S. Securities and Exchange Commission

February 5, 2021

The Registrant supplementally notes that there were no existing relationships or other obligations between the purchaser and the participants in the tender offer. In that event, ASC 718-10-15-4 (as included below) contains a rebuttable presumption that any excess of the fair market value of the shares sold in transactions between the holder of an economic interest (such as the purchaser) and an employee is compensation paid to employees.

ASC 718-10-15-4 Share-based payments awarded to a grantee by a related party or other holder of an economic interest in the entity as compensation for goods or services provided to the reporting entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for goods or services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to the grantee in exchange for services rendered or goods received. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the grantee that is unrelated to goods or services to be used or consumed in a grantor’s own operations.

21.

Please provide us with a breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response: The Registrant respectfully notes that it will supplementally provide the Staff with the requested information regarding stock-based compensation awards under separate cover.

Recent Sales of Unregistered Securities, page II-3

22.

Please briefly describe the intellectual property that was assigned to Coursera in exchange for issuance of 1,346,610 shares of common stock to four individuals. Also, please clarify if any of these individuals are related parties or selling stockholders.

Response: Disclosure has been added on page II-3 to briefly describe the intellectual property assigned to the Registrant in connection with the issuance of common stock to the individuals. The Registrant supplementally notes that none of the individuals were affiliated with, or related parties of, the Registrant. The Registrant has not yet determined the selling stockholders, if any, to be included in the offering. However, although their participation is not currently anticipated, the Registrant notes that it will supplementally confirm to the Staff whether any of these individuals will be selling stockholders in the offering.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant respectfully notes that it will supplementally provide the Staff the requested materials under separate cover.

*****

U.S. Securities and Exchange Commission

February 5, 2021

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Anne T. Cappel

Alan F. Denenberg